Exhibit 99.1

Section 13(r) Disclosure of Certain Sponsors

The Blackstone Group L.P. (“Blackstone”) has reported to us that Travelport Limited (“Travelport”) provided the disclosure reproduced below for this fiscal quarter. We have not independently verified or participated in the preparation of this disclosure.

“As part of our global business in the travel industry, we provide certain passenger travel related GDS and Airline IT Solutions services to Iran Air. We also provide certain Airline IT Solutions services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption in the International Emergency Economic Powers Act permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control (“OFAC”). Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.”

Travelport has not provided Blackstone with gross revenues and net profits attributable to the activities described above.